P.E. 2/25/02

02017099

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 24 January 2002 **By** [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

24 January 2002

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International, Inc. and Capital Research and Management Company ("the Companies"), pursuant to Section 198 of the Companies Act 1985 (the "Act").

On 22 January 2002 The Capital Group Companies, Inc. was interested for the purposes of the Act in 260,840,294 ordinary shares of 50p each representing 8.34% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment clients by the Companies.

END